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                    [CAMHY, KARLINSKY & STEIN LLP LETTERHEAD]


                                       March 4, 1999

FEDERAL EXPRESS
---------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. William L. Tolbert, Jr.
           Mr. Harry S. Pangas

           Re:  CASULL ARMS CORPORATION (THE "COMPANY")
                WITHDRAWAL OF FORM SB-2
                FILED ON NOVEMBER 27, 1996
                FILE NO.: 333-16911

Dear Ladies and Gentlemen:

     Please be advised that on behalf of the Company, we hereby request that the above-referenced Form SB-2 Registration Statement and Post Effective Amendment, if any, (collectively, the "Registration Statement"), be withdrawn pursuant to the provisions of Rule 477 of the rules and regulations under the Securities Act of 1933. The Company was unable to successfully complete an initial public offering of the Company's common stock. No securities of the Company were sold under the Registration Statement.

     Please call the undersigned at (212) 830-5778 if you have any comments or, if we can furnish any additional information or otherwise be of assistance.

                                       Very truly yours,

                                       /s/ Willie E. Dennis

                                       Willie E. Dennis


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